NO ACT

PE
1-5-09



09038710



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 10, 2009

Received SEC
MAR 1 0 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-09

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Bank of America Corporation
Incoming letter dated February 5, 2009

Dear Mr. Chevedden:

This is in response to your letter dated February 5, 2009 concerning the shareholder proposal submitted to Bank of America by William Steiner. On February 2, 2009, we issued our response expressing our informal view that Bank of America could exclude the proposal from its proxy materials for its upcoming annual meeting. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Bank of America Corporation (BAC) Nominal Requestor
Rule 14a-8 Proposal by William Steiner
Independent Lead Director

Ladies and Gentlemen:

This is in regard to Bank of America Corporation (February 2, 2009) concerning the rule 14a-8 proposal with the following text (emphasis added):

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. ***The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.***

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

This is to respectfully request that permission be granted for the deletion of the following 12-words in the above text as illustrated in the following strike-out:

The standard of independence would be ~~the standard set by the Council of Institutional Investors which is simply~~ an independent director is a person whose directorship constitutes his or her only connection to the corporation.

And thus to state:
The standard of independence would be an independent director is a person whose directorship constitutes his or her only connection to the corporation.

Division of Corporation Finance: Staff Legal Bulletin No. 14 permits shareholders to revise their proposals in certain circumstances (emphasis added):

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:
...

Rule 14a-8(i)(3) If the proposal contains specific statements that may be materially false or misleading or ***irrelevant*** to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

The above strikeout words are irrelevant to the rule 14a-8 proposal to the extent that the proposal is complete without the words.

Staff Legal Bulletin No. 14B (CF) states: "We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature ...":

2. Our approach to rule 14a-8(i)(3) no-action requests

As we noted in SLB No. 14, there is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. We have had, however, a long-standing practice of issuing no-action responses that ***permit shareholders to make revisions that are minor in nature*** and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily. Our intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules.

The deletion of 12-words is simple and "minor in nature."

For these reasons it is requested that permission be granted to delete 12-words from the above rule 14a-8 proposal.

Sincerely,



John Chevedden

cc:
William Steiner

Alice A. Herald <Alice.Herald@bankofamerica.com>